Filed Pursuant to Rule 433

Free Writing Prospectus

Registration No. 333-222481-01

August 28, 2018

BRIXMOR OPERATING PARTNERSHIP LP

Pricing Term Sheet

$250,000,000 Floating Rate Senior Notes due 2022

This pricing term sheet supplements, and should be read in conjunction with, the preliminary prospectus supplement, dated August 28, 2018, of Brixmor Operating Partnership LP (“we,” “our,” or “us”) and the accompanying prospectus, dated January 9, 2018, and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Brixmor Operating Partnership LP

Expected Ratings: (Moody’s / S&P / Fitch)*:	Baa3/BBB-/BBB-

Security Type:	Senior Unsecured Floating Rate Notes

Principal Amount:	$250,000,000

Pricing Date:	August 28, 2018

Settlement Date:	August 31, 2018 (T+3). It is expected that the delivery of the notes will be made on or about the closing date specified on the cover page of this prospectus supplement, which will be the 3rd business day following the date of the pricing of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify alternate settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Maturity Date:	February 1, 2022

Interest Rate Basis and Base Rate Spread:	Three-month U.S. Dollar LIBOR plus 105 basis points

Interest Payment and Reset Dates:	Quarterly in arrears on February 1, May 1, August 1 and November 1 of each year, beginning on November 1, 2018

Interest Determination Dates:	Second London business day preceding the applicable interest reset date

Initial Interest Rate Determination Date:	Three-month U.S. Dollar LIBOR determined as of August 29, 2018

Public Offering Price:	100.000% of the principal amount

Net Proceeds to the Issuer, Before Expenses:	$249,000,000

Day Count Convention:	Actual/360

CUSIP / ISIN:	11120VAG8 / US11120VAG86

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc.

Co-Managers:	BMO Capital Markets Corp. Mizuho Securities USA LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Brixmor Operating Partnership LP has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer or Brixmor Property Group Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by contacting J.P. Morgan Securities LLC by calling (212) 834-4533.

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